UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

26th Floor, Tower A, Oriental Media Center

4 Guanghua Road, Chaoyang District

Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: December 2, 2011

Exhibit 99.1

Charm Appoints Chief Technology Officer

CTO to Strengthen the Company’s Digital Initiatives and Infrastructure Development

BEIJING, December 1, 2011 — Charm Communications Inc. (Nasdaq: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced that it has appointed Tony Yu as the Company’s chief technology officer (“CTO”).

Through this newly-created position, Mr. Yu is expected to support the strategic development of Charm’s digital initiatives and spearhead the building and upgrading of the Company’s corporate information technology (“IT”) infrastructure. Mr. Yu will report directly to the Company’s founder, chairman and chief executive officer, Mr. He Dang.

“We are excited to have Tony join our team,” said Mr. Dang “He has the technical expertise to enhance our digital foundation and support our long-term growth. His in-depth knowledge and hands-on experience regarding internet trends in both China and the U.S. will also help guide the expansion of our digital advertising capabilities. Moreover, this new position reflects Charm’s continued growth beyond television and into the exciting realms of online and new media advertising.”

Prior to joining Charm, Mr. Yu worked for seven years as CTO at Zhaopin Limited, which operates one of the largest online recruitment websites in China, zhaopin.com. While at Zhaopin, he was responsible for all of the company’s front-end and back-end IT, including the daily operations of the website as well as the development of its sales force management infrastructure. Before joining Zhaopin, he had gained over 15 years of experience in the technology field in the United States and China, including working as an internet application consultant at go.com and as an application system consultant at Home Savings of America. Mr. Yu received an MBA degree from Rutgers, the State University of New Jersey and a bachelor’s degree in computer science from the University of Central Oklahoma.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency in China. Charm operates its business under four brands: Charm Advertising, Charm Interactive, Charm Click and Shangxing Media. Under the Charm Advertising and Charm Interactive brands, Charm offers integrated advertising agency services from planning and managing advertising campaigns to creating and placing advertisements, and under Charm Click, Charm offers specialized search engine marketing services. Under the Shangxing Media brand, Charm has established a portfolio of television advertising media resources through its exclusive arrangements with premium national television channels, which include not only advertising time but also opportunities for placing branded content. Charm’s clients include well-recognized brand names in China across many industries, as well as emerging domestic leading brands. In January 2010, Charm formed a consolidated joint venture with international 4A advertising group Aegis Media, its strategic investor, to operate its brand “Vizeum” in China. For more information please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Rita Pan IR Department
Charm Communications Inc.
Phone: +86-10-6581-3885
Email: ir@charmgroup.cn

In the U.S.:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1-646-460-9989
Email: chrm@ogilvy.com

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